UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Global Eagle Entertainment Inc.
(Name of Issuer)

Warrants to Purchase Common Stock, $0.0001 par value
(Title of Class of Securities)

37951D102
(CUSIP Number)

Searchlight II TBO-W, L.P. c/o Searchlight Capital Partners, L.P. 745 5th Avenue - 27th Floor New York, NY 10151 Attention: Nadir Nurmohamed
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 37951D102	SCHEDULE 13D	Page 2 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight II TBO-W, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,767,077(1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 32,767,077(1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,767,077(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8%
14	TYPE OF REPORTING PERSON PN

___________________
(1)
Represents the number of shares of common stock, par value $0.0001 per share, of the Issuer held by the reporting person plus common stock issuable to the reporting person upon the exercise of the Warrants and conversion of the Convertible Notes at the conversion rate in effect on the date of this Amendment No. 1, as further discussed in Items 1, 4 and 6 herein.

CUSIP No. 37951D102	SCHEDULE 13D	Page 3 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight II TBO GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,767,077
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 32,767,077
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,767,077
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 37951D102	SCHEDULE 13D	Page 4 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SC II PV TBO, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 32,767,077
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 32,767,077
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,767,077
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 37951D102	SCHEDULE 13D	Page 5 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight Capital II (FC) AIV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 32,767,077
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 32,767,077
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,767,077
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 37951D102	SCHEDULE 13D	Page 6 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SC II TBO, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 32,767,077
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 32,767,077
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,767,077
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 37951D102	SCHEDULE 13D	Page 7 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight Capital Partners II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,767,077
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 32,767,077
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,767,077
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 37951D102	SCHEDULE 13D	Page 8 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight Capital Partners II GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,767,077
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 32,767,077
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,767,077
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 37951D102	SCHEDULE 13D	Page 9 of 13

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on April 5, 2018 (the “Statement”), relating to Global Eagle Entertainment Inc. (the “Issuer”).

Item 1. Security and Issuer.

Item 1 is hereby amended and restated in its entirety to read as follows:

This statement on Schedule 13D relates to warrants to purchase a total of 31,065,775 shares of common stock, par value $0.0001 per share (“Common Stock”), of the Issuer, a Delaware corporation, with principal executive offices at 6100 Center Drive, Suite 1020, Los Angeles, California 90045, the Issuer’s 2.75% Convertible Senior Notes due 2035 (the “Convertible Notes”) and Common Stock.

Item 2. Identity and Background.
No material change.

Item 3. Source or Amount of Funds or Other Consideration.
Item 3 is hereby amended by adding the following paragraph as the last paragraph thereof:

On May 17, 2018, Searchlight II TBO-W purchased $1,000,000 aggregate principal amount of the Convertible Notes for an aggregate purchase price of $650,000 in open market transactions.  The source of funds for these purchases was capital contributions made by investors in the Reporting Persons together with available lines of credit.

Set forth on Exhibit A are the trade dates, number of shares purchased and the average price per share on each trade date, for all transactions in the Common Stock by the Reporting Persons since the Statement was filed on April 5, 2018.  The source of funds for these purchases was capital contributions made by investors in the Reporting Persons together with available lines of credit.

Item 4. Purpose of Transaction.
Item 4 is hereby amended by:

(i)	amending and restating the first paragraph thereof to read as follows:

The Reporting Persons acquired beneficial ownership of the Warrants, the Convertible Notes and the underlying shares of Common Stock, in addition to the Common Stock held by Searchlight II TBO-W, as described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Purchase Agreement, Warrantholders Agreement (as defined below), the Warrants, the Indenture (as defined below) and the Convertible Notes and depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to the investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D; and

(ii)	adding the words “and the Convertible Notes” immediately after the first instance of the word “Warrants” in the fourth paragraph thereof.

Item 5. Interest in Securities of the Issuer.
No material change.

CUSIP No. 37951D102	SCHEDULE 13D	Page 10 of 13

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by replacing the last paragraph thereof with the following:

Convertible Notes and Indenture

The Convertible Notes were issued pursuant to the Indenture, dated as of February 18, 2015 (the “Indenture”), between the Issuer and U.S. Bank National Association.

The Convertible Notes are convertible by holders at any time prior to the close of business on the business day immediately preceding November 15, 2034, only if one or more of the following conditions has been satisfied: (1) during any calendar quarter beginning after March 31, 2015 if the closing price of the Issuer's common stock equals or exceeds 130% of the conversion price per share during a defined period at the end of the previous quarter, (2) during the five consecutive business day period immediately following any five consecutive trading day period in which the trading price per $1,000 principal amount of Convertible Notes for each trading day was less than 98% of the product of the last reported sale price of the Issuer's common stock and the conversion rate on each such trading day; (3) if specified corporate transactions occur, or (4) if the Issuer calls any or all of the Convertible Notes for redemption, at any time prior to the close of business on the second business day immediately preceding the redemption date. On or after November 15, 2034, until the close of business on the second scheduled trading day immediately preceding February 15, 2035, a holder may convert all or a portion of its Convertible Notes at any time, regardless of the foregoing circumstances.

The Issuer may not redeem the Convertible Notes prior to February 20, 2019. The Issuer may, at its option, redeem all or part of the Convertible Notes at any time (i) on or after February 20, 2019 if the last reported sale price per share of the Issuer’s common stock has been at least 130% of the conversion price then in effect for at least 20 trading days during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Issuer provides written notice of redemption and (ii) on or after February 20, 2022 regardless of the sale price condition described in clause (i), in each case, at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. Upon conversion of any Convertible Note, the Issuer will pay or deliver to the converting noteholder cash, shares of common stock or a combination of cash and shares of the Issuer’s common stock, at the Issuer’s election.

As of the date of this Amendment No. 1, the last reported conversion rate for the Convertible Notes was 53.9084 shares of common stock per $1,000 principal amount of Convertible Notes, corresponding to a conversion price of approximately $18.55 per share of Common Stock. The conversion rate is subject to adjustment in certain circumstances pursuant to the Indenture.

The foregoing summaries of the Purchase Agreement, the Warrants, the Warrantholders Agreement, the Indenture and the Convertible Notes, in each case, do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Purchase Agreement, the Penny Warrant, the Market Warrant, the Warrantholders Agreement, the Convertible Notes and the Indenture each of which is incorporated herein by reference.

CUSIP No. 37951D102	SCHEDULE 13D	Page 11 of 13

Item 7. Material to Be Filed as Exhibits.

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).
Exhibit 2
Securities Purchase Agreement, dated as of March 8, 2018, by and among Global Eagle Entertainment Inc., Searchlight II TBO, L.P. and Searchlight II TBO-W, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed March 9, 2018).

Exhibit 3
Penny Warrant, dated as of March 27, 2018, issued by Global Eagle Entertainment Inc. to Searchlight II TBO-W, L.P. (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed March 27, 2018).

Exhibit 4
Market Warrant, dated as of March 27, 2018, issued by Global Eagle Entertainment Inc. to Searchlight II TBO-W, L.P. (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed March 27, 2018).

Exhibit 5
Warrantholders Agreement, dated as of March 27, 2018, by and among Global Eagle Entertainment Inc. and Searchlight II TBO-W, L.P. (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed March 27, 2018).

Exhibit 6	Indenture (including the Form of Convertible Note), dated as of February 18, 2015, between the Issuer and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Issuer’s current report on Form 8-K filed February 19, 2015).

CUSIP No. 37951D102	SCHEDULE 13D	Page 12 of 13

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2018

Searchlight II TBO-W, L.P.
By:	Searchlight II TBO GP, LLC
Its:	general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Person

Searchlight II TBO GP, LLC
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Person

SC II PV TBO, L.P.
By:	Searchlight Capital Partners II GP, L.P.
Its:	general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Person

Searchlight Capital II (FC) AIV, L.P.
By:	Searchlight Capital Partners II GP, L.P.
Its:	general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Person

CUSIP No. 37951D102	SCHEDULE 13D	Page 13 of 13

SC II TBO, L.P.
By:	Searchlight Capital Partners II GP, L.P.
Its:	general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Person

Searchlight Capital Partners II GP, L.P.
By:	Searchlight Capital Partners II GP, LLC
Its:	general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Person

Searchlight Capital Partners II GP, LLC
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Person

ANNEX A

Searchlight Capital Partners II GP, LLC Managers

Name	Business Address	Citizenship
Oliver Haarmann	56 Conduit Street, 4th Floor London W1S 2YZ United Kingdom	German
Erol Uzumeri	22 Adelaide Street West, 35th Floor Bay-Adelaide Centre Toronto, ON M5H 4E3 Canada	Canadian
Eric Zinterhofer	745 Fifth Avenue, 27th Floor New York, NY 10151 United States	American

Exhibit A

Transaction in the Common Stock
Since the Statement,
filed on April 5, 2018

PURCHASES BY SEARCHLIGHT II TBO-W, L.P.

Trade Date	Number of Shares Purchased	Average Price (in dollars)	Price Range (in dollars)
05/17/2018	368,800	1.1685	1.02 - 1.20
05/18/2018	200,000	1.2603	1.19 - 1.32
05/21/2018	750,001	1.7738	1.52 - 1.90
05/22/2018	328,593	1.8808	1.72 - 1.95

*     The Reporting Persons undertake to provide upon request by the staff of the Securities and Exchange Commission, Global Eagle Entertainment Inc. (the “Global Eagle”) or a security holder of Global Eagle full information regarding the number of shares of Common Stock purchased at each separate price within the range set forth in this column.